UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

MACK-CALI REALTY CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

554489 10 4

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554489 10 4

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

The Mack Group

William L. Mack
Earle I. Mack
Mitchell E. Hersh
David S. Mack
Fredric Mack
Richard Mack
Stephen Mack
Andrew Mack
Beatrice Mack
David S. Mack, as Trustee for The David and Sondra Mack Foundation
Earle I. Mack, as Trustee for the Earle I. Mack Foundation
William L. Mack, as Trustee for Trust William Mack A
William L. Mack, as Trustee for Trust William Mack 4/30/92
Phyllis Mack, as Trustee for Trust f/b/o Richard Mack
Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,432,473

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,432,473

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,432,473*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.7%

12.	Type of Reporting Person (See Instructions) OO

* See Response to Item 4.

Item 1.
	(a)	Name of Issuer Mack-Cali Realty Corporation
	(b)	Address of Issuer’s Principal Executive Offices 11 Commerce Drive, Cranford, New Jersey 07016

Item 2.
	(a)	Name of Person Filing The Mack Group
	(b)	Address of Principal Business Office or, if none, Residence 11 Commerce Drive, Cranford, New Jersey 07016
	(c)	Citizenship Each member of The Mack Group is a citizen of the United States.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 554489 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership as of December 31, 2003
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 9,432,473*

*David S. Mack, a member of The Mack Group, is a trustee of The David and Sondra Mack Foundation, a charitable foundation that owns 125,000 reported shares.  In addition, Earle I. Mack, a member of The Mack Group, is a trustee of the Earle I. Mack Foundation, a charitable foundation that owns 100,000 reported shares.  David S. Mack and Earle I. Mack, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each hereby specifically disclaims beneficial ownership of any shares owned by such foundations reported on this Schedule.

	(b)	Percent of class: 13.7%
	(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 9,432,473

(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 9,432,473

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004

/s/ William L. Mack

William L. Mack

Dated: February 17, 2004

/s/ Earle I. Mack
Earle I. Mack

Dated: February 17, 2004

/s/ Mitchell E. Hersh
Mitchell E. Hersh

Dated: February 17, 2004

/s/ David S. Mack
David S. Mack

Dated: February 17, 2004

/s/ Fredric Mack
Fredric Mack

Dated: February 17, 2004

/s/ Richard Mack
Richard Mack

Dated: February 17, 2004

/s/ Stephen Mack
Stephen Mack

Dated: February 17, 2004

/s/ Andrew Mack
Andrew Mack

Dated: February 17, 2004

/s/ Beatrice Mack
Beatrice Mack

Dated: February 17, 2004

/s/ David S. Mack
David S. Mack, as Trustee for The David and Sondra Mack Foundation

Dated: February 17, 2004

/s/ Earle I. Mack
Earle I. Mack, as Trustee for the Earle I. Mack Foundation

Dated: February 17, 2004

/s/ William L. Mack
William L. Mack, as Trustee for Trust William Mack A

Dated: February 17, 2004

/s/ William L. Mack
William L. Mack, as Trustee for Trust William Mack 4/30/92

Dated: February 17, 2004

/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust f/b/o Richard Mack

Dated: February 17, 2004

/s/ Phyllis Mack
Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack